UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mountain Province Diamonds, Inc.

File No. 001-32468 – CF# 33668

Mountain Province Diamonds, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on March 29, 2016, as amended May 26, 2016

Based on representations by Mountain Province Diamonds, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.15   through   April 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary